

August 9, 2024

John C. McDearman, III
President, Chief Executive Officer and Director
Wilson Bank Holding Company
623 West Main Street
Lebanon, TN 37087

> **Re: Wilson Bank Holding Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2024**
> **File No. 000-20402**

Dear John C. McDearman, III:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 28

1. It appears that, for 2021, 2022 and 2023, you have included net income attributable to Wilson Bank Holding Company in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations 128D.08 and 128D.09. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

2. Refer to the total shareholder return information included in the pay versus performance

table on page 28 and related graphs on pages 32 and 33. Please provide us with additional details about how you calculated the total shareholder return values for both you and your peer group in 2019. Please also clarify the date of the initial one hundred dollar investment, as well as the "measurement point," in both the referenced graphs and your tabular disclosure on page 28. Pursuant to Item 402(v)(2)(iv) of Regulation S-K, total shareholder return for each year should be presented starting with an initial fixed investment of one hundred dollars at the "measurement point" which is the market close on the last trading day before the earliest fiscal year in the pay versus performance table. It appears that your total shareholder return calculations may use a date other than the required measurement point or be based upon an initial fixed investment other than one hundred dollars, or both. Specifically, since the earliest fiscal year included in the pay versus performance table was 2020, the required measurement point would be the last trading day in your fiscal year 2019; however, the graph on page 33 appears to use a measurement point in 2018 or earlier. In addition, it is not clear why the total shareholder return amounts for 2019 exceed one hundred dollars and how the remaining years relate to these 2019 values.

3.   In future filings, please ensure that the total shareholder return disclosure you provide pursuant to Item 402(v)(5)(iv) of Regulation S-K covers the same period as the relationship information provided under Item 402(v)(5)(i) of Regulation S-K. We note in this regard that the second graph on page 33 covers a period from 2019 through 2023 whereas the graph on page 32 covers only 2020 through 2023.

4.   Refer to the reconciliation tables in footnotes (2)(b) and (4)(a) to your pay versus performance table. It is unclear what amounts are reflected in the columns titled "Year over Year change in Fair Value of Equity Awards Granted in Prior Years that Vested in that Year" and "Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in that Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at 202-551-3783 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program